© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
Filed by CareFusion Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: CareFusion Corporation
(Commission File No. 001-34273)
CONFIDENTIAL – for internal use only

BD & CareFusion: A new direction in healthcare October 7, 2014 © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. CONFIDENTIAL – for internal use only

Three-phase Launch © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. CONFIDENTIAL – for internal use only Stand Up Build a Foundation Accelerate for Long-Term Growth

BD & CareFusion: For patients and customers October 7, 2014 © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. CONFIDENTIAL – for internal use only

Leveraging BD’s global footprint
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
75%
Developed
Emerging
U.S.
20%
5%
42%
Developed
Emerging
U.S.
33%
25%
CONFIDENTIAL – for internal use only

BD
BD Medical
BD Diagnostics
BD Biosciences
Medication Management
CareFusion
Respiratory Technologies
Dispensing Technologies
Infusion Systems
Infection Prevention
Surgical /Interventional Specialties
Respiratory Disposables
Medication Management

Complementary product portfolio © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.

Closed System Drug Transfer Device	Robotics	Workflow Automation	Automated Packaging	Outsourced Pharmacy Vendor	Drugs/IV Solutions	Bar Code Supported Medication Prep	Automated Med Dispensing Cabinets	Syringes	IV Sets/Connectors	IV Catheters	CVC/PICC	Flush	Skin Prep	Large Volume Pumps	Syringe Pumps	Ambulatory Pumps	Regional Anesthesia	Bar Code Supported Medication Admin	Infection Surveillance	Medication Management Data Analytics
	●					○	○		●	○	●		●					○			
	○		○	●			●	●		●				●	●	●	●		●	●	●
	●		○	●		○	●	●	●	●	●		●	●	●	●	●	●	●	●	●

Builds scale & depth in “med management”
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
BD
Prepare Dispense Administer Monitor
CareFusion
BD+CareFusion
Leading Position New/Small Position Smart Solution

BD & CareFusion: For shareholders October 7, 2014 © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. CONFIDENTIAL – for internal use only

CONFIDENTIAL – for internal use only
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
•
Merger Terms
100% acquisition of CFN shares for $58/share
$49 in cash and rest in BD stock (0.0777 shares of BD)
CFN shareholders will own about 8% of combination
•
Pending customary closing conditions, shareholder approval
and regulatory approvals
•
Closing likely in the first half of calendar 2015
•
Merger Agreement filed with the SEC on Oct. 6
Merger terms

Stock Performance 2009 to Present
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
185%
return since
day 1 on NYSE
Vanguard
Healthcare
Index
0
20%
40
%
60%
80%
100%
120%
140%
160%
180%
200%
9/1/2009 9/1/2010
%
CFN S&P 500
CONFIDENTIAL – for internal use only
9/1/2011 9/1/2012 9/1/2013 9/1/2014

What the analysts had to say
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
•
“Medtech consolidation continues: Sometimes bigger is better.”
-- Joanne Wuensch, BMO Capital
•
“BDX As An Acquirer Not All That Shocking; CFN As A Target A
Bit More Of A Surprise To Us.” -- Richard Newitter, Leerink Partners
•
“Didn’t see that one coming.” -- Brian Weinstein, William Blair
•
“More evidence that scale matters.” -- Matt Miksic, Piper Jaffray
•
“We see the financial profile as optically superior to Medtronic-
Covidien.” -- David Lewis, Morgan Stanley
CONFIDENTIAL – for internal use only

BD & CareFusion: For employees October 7, 2014 © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. CONFIDENTIAL – for internal use only

Global Position	R&D Investment
~$12 billion combined revenue No. 5 largest med-tech company	~ $700 million combined spend
Customers	**Employees**
>50,000 points of care, 120 countries	45,000+

CareFusion

Unprecedented scale © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. CONFIDENTIAL – for internal use only

Aligned purpose
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.
To touch the life
of every patient
around the world.
Helping all people
live healthy lives
CONFIDENTIAL – for internal use only

© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved. Q&A Text BDCFN and your question to 22333 *140 character limit CONFIDENTIAL – for internal use only

Legal disclaimers
© 2014 CareFusion Corporation or one of its subsidiaries. All rights reserve.
Forward Looking Statements
This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws).  Forward looking statements generally are accompanied by words such as “will”, "expect", "outlook" or other similar words, phrases or expressions.  These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts.  These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission.  BD and
CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.
Important Information for Investors
In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of BD and include a proxy statement of
CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations –  858-617-1203
Jim.Mazzola@CareFusion.com.
Participants in the Solicitation
BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013 for its 2014 Annual Meeting of
Shareholders and in subsequent SEC.  Information about CareFusion's directors and executive officers is available in CareFusion's proxy statement dated September 25, 2014, for its 2014
Annual Meeting of Stockholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from BD or
CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

CONFIDENTIAL – for internal use only © 2014 CareFusion Corporation or one of its subsidiaries. All rights reserved.